EXHIBIT 11




                                V-ONE CORPORATION

                   COMPUTATION OF NET INCOME (LOSS) PER SHARE



                                                            For the Period Ended December 31,
                                                                1995                 1996
Net Income (Loss)                                           $    (1,122,011)      $  (6,695,556)

Weighted average common shares outstanding                         8,378,210          10,089,294

Series A Convertible Preferred Stock                                 949,209                 ---

Stock options issued within one year of initial filing
(using the treasury stock method and the initial
public offering price of $5.00 per share)                            240,091             120,046

Weighted average number of common shares outstanding
                                                                   9,567,509          10,209,340

Net income (loss) per common share and common share                   (0.12)              (0.66)
equivalent



1. All common share amounts have been restated to reflect a 2 for 3 reverse stock split effected on July 3, 1996.

2. In accordance with the Securities and Exchange Commission Staff Accounting Bulletin No. 83 ("SAB No. 83"), all common and common equivalent shares and other potentially dilutive instruments (including stock options and the redeemable convertible preferred stock) issued during the twelve month period prior to the initial filing date in June 1996 of the Registration Statement have been included in the calculation as if they were outstanding for all periods presented prior to the IPO, even if the common equivalent shares were anti-dilutive. The common equivalent shares for stock options were determined using the treasury stock method at the offering price of $5.00 per share. The redeemable convertible preferred stock was included on an as-if converted basis in accordance with SAB No. 83.

3.   Fully diluted net income (loss) per share is the same as primary net income
     (loss) per share. Common stock equivalents have only been included when the effect of their inclusion would be dilutive.






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